
May 10, 2021

Steven Hochberg
President and Chief Executive Officer
Deerfield Healthcare Technology Acquisitions Corp.
345 Park Avenue South
New York, NY 10010

> **Re: Deerfield Healthcare Technology Acquisitions Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 20, 2021**
> **File No. 001-39391**

Dear Mr. Hochberg:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joel Rubinstein